SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A 1

Press Release

PTC REPORTS CONSOLIDATED FOURTH QUARTER AND YEAR END 2001 RESULTS

Warsaw – March 21, 2001 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the fourth quarter and fiscal year ended December 31, 2001. Figures are presented in Polish Zloty and in accordance with International Accounting Standards (IAS).

THE HIGHLIGHTS:

•	Gross subscriber additions totaled 467 thousand in the fourth quarter and 1.7 million for the year 2001; the total consolidated subscriber base grew 35 percent to 3.8 million;

•	PTC maintained its market leadership position in the postpaid market segment with 43.1 percent market share and in the overall wireless market with 37.8 percent market share;

•	Revenues for the fourth quarter increased 15.1 percent to PLN 1,151.5 million when compared to the fourth quarter of 2000; total revenues for 2001 increased 17.9 percent to PLN 4,344.9 million when compared with the previous year;

•	EBITDA margin increased to 38.9 percent in the fourth quarter and 38.7 percent in 2001 from 32.6 in the fourth quarter of 2000 and 31.3 percent in the fiscal year 2000;

•	Average Revenue per User (ARPU) for the fourth quarter was PLN 101; ARPU for the year 2001 was PLN 104;

•	Monthly churn rate at 1.8 percent in the fourth quarter and in the year 2001:

•	Net income increased fourfold to PLN 427.2 million in 2001:

•	At the end of 2001, total debt amounted to PLN 4,767.8 million at the end of 2001; total debt to EBITDA ratio was at 2.8x compared to 3.3x in 2000.

Financial highlights for the fourth quarter and fiscal year of 2001

2

Revenues

Revenues: Total revenues for the fourth quarter of 2001 grew 15.1 percent in comparison to the same period of 2000. Total revenues for the fiscal year grew 17.9 percent when compared to 2000, despite the change in tariff plans which became effective in November 2000.

Total revenues for the three months ended December 31, 2001 were PLN 1,151.5 million (US$ 288.9(1) million), an increase of PLN 151.0 million (US$ 37.9 million) or 15.1 percent compared to the fourth quarter of 2000.

Total revenues for the fiscal year ended December 31, 2001 were PLN 4,344.9 million (US$ 1,090.0 million), an increase of PLN 660.2 million (US$ 165.6 million) or 17.9 percent compared to the year ended December 31, 2000.

During the year, service revenues and fees increased 19.2 percent to PLN 4,123.6 million (US$ 1,034.4 million) from PLN 3,460.6 million (US$ 868.1 million) in the year 2000, mainly as a result of the increase in the subscriber base, partially offset by the increasing share of prepaid customers in our subscriber base coupled with price reductions, following the implementation of new tariff plans in November 2000.

Compared to the fiscal year ended December 31, 2000, revenues from the sale of telephones and accessories decreased by 1.3 percent to PLN 221.3 million (US$ 55.6 million) from PLN 224.1 million (US$ 56.2 million).

ARPU

ARPU: During the fourth quarter of 2001, ARPU decreased by 15.1 percent from the fourth quarter of 2000. For the year, ARPU decreased 18.1 percent to PLN 104, a result of the new tariff plans introduced in November 2000, together with promotional minutes offered to new subscriptions.

During the fourth quarter of 2001, Average Revenue per User (ARPU) was PLN 101 (US$ 25.3) a decrease of 15.1 percent when compared to the fourth quarter 2000 of PLN 119 (US$ 29.9). ARPU from postpaid subscribers during the fourth quarter 2001 was PLN 137 (US$ 34.4). ARPU from prepaid subscribers was PLN 37 (US$ 9.3).

For 2001, ARPU was PLN 104 (US$ 26.1) a decrease of 18.1 percent when compared to the fiscal year ended December 31, 2000 of PLN 127 (US$ 31.9).

ARPU from postpaid subscribers during the fiscal year was PLN 136 (US$ 34.1) compared to PLN 153 (US$ 38.4) in the previous year. ARPU from prepaid subscribers was PLN 38 (US$ 9.5) compared to PLN 44 (US$ 11.0) in 2000.

The decrease in ARPU recorded both in the quarter and the year was the result of lower revenue per new user among our postpaid subscribers following the introduction of promotional airtime rates and the implementation of new tariff plans in November 2000, combined with an increasing portion of prepaid subscribers in the total subscriber base. Decline in the quarter over quarter ARPU reflects the lower number of working days in the fourth quarter compared to the third quarter.

However, PTC has been able to stabilize postpaid ARPU over the last four quarters. Postpaid ARPU in the fourth quarter of 2001 decreased 6.2 percent compared to the prior year quarter while the twelve month postpaid ARPU decreased 11.1 percent in comparison to 2000.

(1)	For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.9863 per Dollar, the fixing rate announced by the National Bank of Poland on December 31, 2001.

3

Cost of Sales

Cost of Sales: Cost of sales went up by 33.8 percent in the fourth quarter of 2001 when compared to the same period of 2000. The year end cost of sales increased by 19.3 percent to PLN 2,727.4 million.

For the three months ended December 31, 2001, total cost of sales was PLN 810.1 million (US$ 203.2 million), up 33.8 percent from PLN 605.4 million (US$ 151.9 million) in the fourth quarter of 2000.

During the fourth quarter of 2001, the cost of services sold increased 39.7 percent to PLN 553.1 million (US$ 138.7 million) from PLN 395.8 million (US$ 99.3 million) in the fourth quarter of 2000, while the cost of sales of telephones and accessories increased 22.6 percent to PLN 257.0 million (US$ 64.5 million) compared to PLN 209.6 million (US$ 52.6 million).

For the fiscal year ended December 31, 2001, total cost of sales was PLN 2,727.4 million (US$ 684.2 million), up 19.3 percent from PLN 2,286.4 million (US$ 573.6 million) in 2000. Growth in the cost of sales was mainly driven by a 66.1 percent increase in depreciation and amortization as a result of additional depreciation to shorten the lives of core network assets scheduled for sale. PTC rationalizes its core network in advance of starting UMTS overlay investments.

The cost of services sold increased by 28.5 percent to PLN 1,778.7 million (US$ 446.2 million) from PLN 1,383.9 million (US$ 347.2 million) in the fiscal year of 2000.

Cost of sales of telephones and accessories increased 5.1 percent to PLN 948.8 million (US$ 238.0 million) compared to PLN 902.5 million (US$ 226.4 million) for the fiscal year ended December 31, 2000. The increase in the cost of telephones and accessories is the result of a 5.0 percent increase in gross subscriber additions coupled with the commencement of the retention program to subsidize replacement terminals for our high ARPU customers.

The share of cost of telephones attributable to cost of acquisition is falling as the retention program intense. A general decrease in handset purchase prices and the change in the subscriber acquisition structure with an increasing portion of prepaid customers receiving less sophisticated, cheaper handsets is reducing average handset costs per gross addition.

Cost of Acquisition

During the fourth quarter of 2001, the average cost of acquisition decreased to PLN 427 (US$ 107.1) compared to PLN 498 (US$ 124.9) in the fourth quarter of 2000 and PLN 486 (US$ 121.9) in the third quarter of 2001, mainly as a result of the increasing share of prepaid subscribers among our gross subscriber additions.

The average cost of acquisition for postpaid subscribers decreased to PLN 703 (US$ 176.4) in the fourth quarter of 2001 from PLN 791 (US$ 198.4) in the third quarter of 2001. The average acquisition cost for prepaid customers increased to PLN 191 (US$ 47.9) compared to PLN 114 (US$ 28.6) in the third quarter of 2001, the result of very attractive and successful Christmas promotions.

For the full year 2001, the average cost of acquisition decreased to PLN 523 (US$ 131.2) compared to PLN 564 (US$ 141.5) in the fiscal year ended December 31, 2000. The decrease in the blended average acquisition cost reflects the increasing share of prepaid customers in gross subscriber additions.

The average cost of acquisition for postpaid subscribers increased to PLN 821 (US$ 206.0) in the fiscal year ended December 31, 2001 from PLN 779 (US$ 195.4) in the fiscal year ended December 31, 2000; the average acquisition cost for prepaid customers increased to PLN 171 (US$ 42.9) compared to PLN 132 (US$ 33.1) in the fiscal year ended December 31, 2000, the result of more intense competition in the market.

Gross Margin

Gross margin for the fourth quarter was PLN 341.3 million (US$ 85.6 million), compared with gross margin of PLN 395.1 million (US$ 99.1 million) in the same period of 2000. As a percentage of total net sales, gross margins decreased to 29.6 percent in the fourth quarter of 2001 from 39.5 percent for the fourth quarter of 2000.

Gross margin for the year ended was PLN 1,617.5 million (US$ 405.8 million), compared with gross margin of PLN 1,398.3 million (US$ 350.8 million) in 2000.

As a percentage of total net sales, gross margins slightly decreased to 37.2 percent in 2001 from 37.9 percent for 2000, the result of slightly faster growth in the cost of sales, driven mainly by 66.1 percent increase in depreciation and amortization.

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC has managed to significantly reduce its bad debt expense as a percentage of revenues to 1.6 percent. In comparison, in 2000, bad debt expense was 4.0 percent. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

EBITDA Growth

EBITDA: In 2001, EBITDA was PLN 1,682.6, an increase of 46.1 percent over 2000.

EBITDA for the three months ended December 31, 2001 was PLN 448.1 million (US$ 112.4 million) compared to PLN 326.2 million (US$ 81.8 million) in the same period of 2000, an improvement of 37.4 percent compared to the same period of the previous year.

EBITDA for the year ended December 31, 2001 was PLN 1,682.6 million (US$ 422.1 million) compared to PLN 1,152.0 million (US$ 289.0 million) in the twelve months ended December 31, 2000. This represents EBITDA growth of 46.1 percent compared to the previous year, the result of a 17.9 increase in revenue coupled with a 5.1 percent increase in the cost of sales and operating expenses excluding depreciation and amortization.

EBITDA margin for the fiscal year was 38.7 percent, an increase of 7.4 percentage points from 31.3 percent in 2000.

Operating Profit

Operating Profit: Operating profit for the year ended December 31, 2001 increased by 31.6 percent to PLN 832.0 million when compared to 2000.

Operating profit for the three months ended December 31, 2001, was PLN 139.1 million (US$ 34.9 million), down 17.8 percent when compared to PLN 169.3 million (US$ 42.5 million) in the same period of 2000.

Operating profit for the fiscal year ended December 31, 2001 was PLN 832.0 million (US$ 208.7 million), up 31.6 percent when compared to the PLN 632.3 million (US$ 158.6 million) in 2000. The increase in the operating profit over 2000 is the result of the 15.7 percent increase in gross margin while operating expenses increased by only 2.5 percent.

As a percentage of total net sales, operating profit increased to 19.1 percent in the fiscal year 2001 from 17.2 percent in the previous year.

Financial Expenses

Foreign exchange gains, interest expense and other financial losses resulted in a net financial expense of PLN 377.9 million (US$ 94.8 million) in the fiscal year ended December 31, 2001 compared to the net financial expense of PLN 489.5 million (US$ 122.8 million) in the previous year.

For the twelve months ended December 31, 2001, net interest expense was PLN 469.5 million (US$ 117.8 million), compared to PLN 501.6 million (US$ 125.8 million), mainly due to the decline in Zloty and Euro interest rates as well as stronger Zloty exchange rates reducing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net(2) for the twelve months ended December 31, 2001, was PLN 178.6 million (US$ 44.8 million).

The appreciation of the local currency against both Euro (8.6 percent) and U.S. dollar (3.8 percent) during the year, resulted in a net foreign exchange gain of PLN 153.9 million (US$ 38.6 million), compared to a net foreign exchange gain of PLN 79.9 million (US$ 20.0 million) for the year 2000.

Net foreign exchange gain includes a gain of PLN 37.2 million (US$ 9.3 million) that relates to realized transactions; and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currency.

During the year, the Company recognized other financial expenses net of PLN 62.3 million (US$ 15.6 million) compared to PLN 67.9 million (US$ 17.0 million) in 2000, resulting mainly from losses on realization and the fair value valuation of forward contracts and derivatives embedded in the Company’s Notes, lease and other trade contracts.

(2) Cash interest paid, net consists of interest paid excluding interest on licenses and 1999 Notes.

Other financial expenses net included a loss of PLN 85.3 million (US$ 21.4 million) that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 60.6 million (US$ 15.2 million) relating to the fair value valuation of call options embedded in the Company’s Notes. The remaining part relates to the fair value valuation of other derivative instruments and forward contracts.

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Net Income

Net Income: PTC’s net income totaled to PLN 427.2 million (US$ 107.2 million) for the year ended December 31, 2001.

Net income for the fourth quarter of PLN 227.3 million (US$ 57.0 million), up 11.7 percent over the fourth quarter of 2000 was supported by Zloty’s appreciation.

Strong operating performance in 2001 coupled with the Zloty’s appreciation against the USD and the Euro resulting in foreign exchange gains, led to a net income of PLN 427.2 million (US$ 107.2 million), compared to a net income of PLN 109.4 million (US$ 27.4 million) in 2000.

Liquidity

As of December 31, 2001, PTC had drawn down the Zloty tranche of PLN 1,288.6 million (US$ 323.3 million) under the new senior secured Bank Credit Facilities, leaving Euro 335.0 million (US$ 296.0 million) available.

Total debt as of December 31, 2001 was PLN 4,767.8 million (US$ 1,196.1 million), a decrease of 7.7 percent from PLN 5,166.9 million (US$ 1,296.2 million) as of September 30, 2001. The total debt comprised of PLN 4,741.3 million (US$ 1,189.4 million) of long-term debt(3) and PLN 26.5 million (US$ 6.7 million) of current debt(4). Total debt to EBITDA decreased to 2.8x in 2001 from 3.3x in 2000.

EBITDA for the twelve months ended December 31, 2001, amounted to PLN 1,682.6 million (US$ 422.1 million) compared to the investments in PTC’s GSM business which totaled PLN 1,143.7(5) million (US$ 286.9 million). Accordingly, PTC is well established on a trajectory of free cash flow generation from its 2G business.

Overall funding sufficient to realize the Company’s 2.5G and 3G business plans continues to depend on the timing of technology availability, movement in the UMTS launch deadlines and the eventual uptake of UMTS services.

(3) Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

(4) Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, finance lease payables and index swaps.

(5) Reflects gross additions of tangible and intangible fixed assets for the year 2001.

Operational Highlights

Subscriber Growth

Growth in the subscriber base: In 2001, PTC’s subscriber base grew by 35 percent, when compared to 2000; allowing PTC to keep its leadership position in the Polish wireless market.

During the fourth quarter, PTC attracted 467,269 subscribers (gross adds) compared to 419,642 in the corresponding quarter of 2000, bringing the total number of subscribers at the end of 2001 to 3.8 million. In comparison to 2000, the total subscriber base increased 34.7 percent to 3,775,652 from 2,802,980.

In the fourth quarter of 2001, PTC attracted 215,573 postpaid subscribers and 251,696 prepaid subscribers compared to 243,420 postpaid subscribers and 176,222 prepaid subscribers in the fourth quarter of 2000.

During the year 2001, PTC attracted 906,311 postpaid subscribers and 765,558 prepaid subscribers compared to 1,063,535 postpaid subscribers and 528,624 prepaid subscribers in 2000.

The increased proportion of prepaid users reflects a continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating Polish economic situation and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in post-paid sales. This situation is visible throughout the whole wireless market in Poland which is reflected by PTC’s stable market share, of 43.1 percent, in the postpaid market.

During the year, the Company’s postpaid subscribers grew to 2,356,472, a 15.9 percent increase from 2,032,726 at the end of 2000. Prepaid subscribers totaled 1,419,180 and represented 37.6 percent of all subscribers, versus 770,254 and 27.5 percent at the end of 2000. This represents prepaid growth of 84.2 percent over the year 2000.

The Company estimates that the overall Polish wireless market grew by approximately 48 percent in 2001 to approximately 10 million subscribers, representing 26.0 percent market penetration.

During the last several quarters, the total prepaid market grew much faster than the postpaid market with growth of 101.0 percent and 19.0 percent respectively in the twelve months ended December 31, 2001.

PTC’s subscriber base represents approximately 37.8 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland.

While market share in subscriber terms has fallen 2.7 percentage points in 2001, PTC’s revenue market share is estimated at 39.5 percent (under comparable Polish Accounting Standards) approximately 2.2 percentage points lower than 2000.

Further, taking into consideration PTC’s bad debt performance of just 1.6 percent of revenue, believed to be at least 2 percentage points ahead of its competitors. PTC’s market share of collected revenues is above 40 percent. This performance is in line with PTC’s strategy of focusing on postpaid and carefully managing subscriber acquisition costs to focus on the most attractive segments.

Churn Rate

Churn Rate: In 2001, the overall churn rate decreased slightly when compared to the year 2000, the result of lower churn rate among pre-paid customers due to the extension of the coupon validity to 12 months and marginal disconnections in the first half of the year.

In the fourth quarter of 2001, the average monthly churn rate decreased slightly when compared to the third quarter of 2001 to reach 1.8 percent.

The average monthly churn rate for the twelve months ended December 31, 2001 was 1.8 percent. The average monthly churn rate was 2.2 percent for postpaid customers and 0.9 percent for prepaid customers, compared with churn of 2.0 percent for postpaid subscribers and 2.0 percent for prepaid subscribers in 2000.

The increased churn rate in the postpaid market is primarily due to the very attractive promotions launched in 1999, which were highly successful in boosting the subscriber base with customers who signed two-year contracts. After the expiration of the contract, customers could leave PTC’s network with no additional fees or switch to prepaid. In order to minimize churn rate in this and higher ARPU groups, the Company ran several loyalty and retention programs but it nonetheless recorded a slight increase in the churn rate for postpaid subscribers.

The decrease in the prepaid churn rate reflects the improved acceptance of prepaid services in Poland coupled with changes in the offers as well as the extension of the coupon validity from 6 to 12 months.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, MoU’s during the fourth quarter were 154, compared to 161 in the 2000.

Average MoU’s in the fourth quarter of 2001 were 201 minutes for postpaid customers and 70 minutes for prepaid customers compared with 186 and 87 in the fourth quarter of 2000.

The average MOU’s for the full year were 157, slightly down from 159 minutes in 2000. Average MOU’s were 196 minutes for postpaid and 77 for prepaid customers, up from 186 and down from 87, respectively in 2000.

The stabilization of MoU’s despite the increased proportion of prepaid customers in the customer mix can be attributed to PTC’s strategy of offering bundled minutes of airtime in tariff plans and free or discounted promotional minute packages to stimulate the utilization of mobiles and substitution of fixed line alternatives in the calling habits of its customers.

Growth in the number of SMS

SMSs sent from PTC’s network increased to 16 per subscriber, per month in the fourth quarter of 2001. In 2001, an average of 13 SMSs were sent by PTC’ subscribers.

During the fourth quarter of 2001, the average number of SMSs sent from PTC’s network increased to almost 16 SMSs per subscriber, per month compared to approximately 13 SMSs per month in the third quarter 2001 and 11 SMSs per subscriber in the fourth quarter of 2000. Postpaid subscribers sent slightly more than 17 SMSs per month while prepaid users sent about 14 SMSs per month.

On average about 13 SMSs were sent monthly in 2001, with 14 per postpaid subscriber and 12 per prepaid subscriber.

Network Build-Out

Network Build-Out: At the end of the fiscal year ended December 31, 2001, total network investment reached PLN 6.4 billion. This includes both network assets of PLN 4.0 billion and license fees of PLN 2.4 billion.

PTC’s SDH network roll-out was completed in June 2001 and reduced PTC’s dependence on leased lines connections with TPSA followed by the cost of sales. As a result, leased line costs decreased 53.8 percent year-over-year to PLN 70.7 million in 2001 from PLN 152.9 million in 2000.

During 2001, PTC invested in its non-license capital expenditure the amount of PLN 1,143.7(6) million (US$ 286.9 million), 21.9 percent down from PLN 1,463.8 million (US$ 367.2 million) in 2000. Reduced spending in 2001 reflects a shift towards capacity and new services investments and away from coverage investments.

Currently PTC is continuing investment in the build-out of its GSM network to increase capacity and further improve the already high quality of its services.

Investments in the Company’s 3G infrastructure continues to depend on the timing of technology availability, movement in the UMTS launch deadlines and eventual uptake of UMTS services.

Recent Developments

Change in the interconnection tariffs between PTC and TPSA

On November 30, 2001, following receipt of a claim from PTC, the Polish Office for Telecommunications Regulation (URT) issued a new interconnect rule on mobile to fixed interconnection charges, decreasing them by approximately 67 percent. This decision will have a beneficial impact on PTC estimated at PLN 60.0 million (US$ 15.1 million) for 2002.

Video streaming on the GSM network

In September, PTC became the first operator in Poland and one of the first in the world, to implement a video streaming capability on its network, which enabled its customers to watch a TV program and video files, on demand (e.g. weather reports), on the set of mobile equipment consisting of GPRS enabled cellular phone and a PDA connected to the phone through wireless communication (Bluetooth). This solution was provided to a test group of our customers in the pilot partnership venture together with Compaq and TVN24 – the first Polish 24 hour news TV channel as the content provider.

New customer verification rules for promotional sale

PTC is very careful in verifying customer creditworthiness. In October 2001, the Company introduced the policy of checking a customer’s payment history with the other mobile operators prior to signing a contract. Customers who refuse such verification are requested to pay a deposit of PLN 760. The process has been very successful and was accepted by PTC’s clients (less than 0.1 percent of customers decided to pay the deposit). Every month PTC turns away several thousand potential customers for contract services due to these and other controls greatly limiting the potential for subsequent bad debt.

(6) Represents gross additions to tangible and intangible fixed assets excluding licenses.

Awards

During the fourth quarter 2001, PTC was awarded with two important awards:

•	During the International Ecology Fairs POLEKO 2001, held in Poznan, PTC was recognized with the “Pantheon of Polish Ecology” by the Minister of Environment and Director of Polish Center of Research and Certification. This award was given for the ISO 14001 (Environmental Management) which was implemented by PTC in June 2001.

•	In October, PTC, for the second time, was named by Teleinfo magazine the best IT infrastructure telecommunication company in Poland (the only one in the wireless market).

•	On November 3, 2001 PTC was awarded an Amber Statuette for the “Best of Class” staff management strategy.

Changes in the Management Board

In February 2002, Mr. Schneider’s took over the position of Director of Strategy Marketing and Sales. His area of responsibility includes management and direction of company-wide marketing and sales activities, strategic planning, customer care and brand management. Mr. Schneider had been a member of the Supervisory Board of PTC since 2001. Mr. Schneider has taken over the responsibilities of that office after Mr. Ploski decided to leave the Company for personal reasons.

New Value Added Services

PTC is offering local services based on the WAP platform, which uses automatic localization tools. The first bundle of information includes “Look for the nearest ....” and “Look in the area ...” Those services allow PTC subscribers to identify cinemas, ATMs or pharmacies that are near to them. The services were initially launched in the west of the country and some areas of the capital as a trial to assess demand.

The Company also continued the development of voice-based products. For example Voice Mail functionality was enhanced with new features: Call Return, an easy way of calling back the person who left a message by pressing a single button; Empty Call Capture, a unique function that sends to the user a SMS message with the telephone number of the person who tried to contact them but did not leave a message; and Outcall, a function in which Voice Mail calls a user to inform him about a message at a convenient and predefined time of the day. With the enhanced functionalities the new Voice Mail has become more comfortable, intuitive and more user-friendly.

In addition, during the fourth quarter of 2001, PTC started offering Directory Assistance, which enables PTC customers to inquire about phone numbers of persons they would like to call. Today, the service is available to PTC’s private customers only, with business customers and other operator databases to be added in 2002. Finally, PTC also opened its network to pre-paid roamers visiting Poland allowing a continuously growing number of pre-paid users from all over the world to use their mobiles while roaming in PTC’s network.

The strategic intent of PTC’s efforts is to differentiate its offer from the one of its competitors, add value to the customer’s perception and improve asset utilization. PTC competes by creating products that are unique in terms of quality, packaging and functionality.

By positioning PTC closer to the needs of individually targeted customer segments, PTC hopes to increase purchase intent and retention, thus positively impacting revenue and Customer Lifetime Value. To assure attractiveness of non-voice products for the private segment, PTC will extend and manage a network of content providers.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the effects of competition in the Polish market;

•	the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•	the ability of PTC to continue to grow and maintain its leadership position in the market;

•	the uncertainties related to PTC’s strategic investments;

•	the impact of any unusual items resulting from PTC’s business operations;

•	the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•	other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on such forward-looking statements. PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events. PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Zelezinska	Alexander Fudukidis
IR Manager	Global Corporate Relations Inc.
' (+48) 22 413 3275	' (+1) 212 262 6103
Mobile: (+48) 602 20 3275	Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235	Fax: (+1) 212 262 6115
mzelezinska@era.pl	fudukidisa@msn.com

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Annex 1	Consolidated Statements of Operations - Summary Level from SEC 20-F report (International Accounting Standards - in thousands of PLN)

	Year ended December 31, 2001	Year ended December 31, 2000 (restated)	Year ended December 31, 1999 (restated)

Net sales	4,344,896	3,684,723	2,515,556

Cost of sales	(2,727,437)	(2,286,426)	(1,586,346)

Gross margin	1,617,459	1,398,297	929,210

Operating expenses	(785,429)	(766,016)	(612,559)

Operating profit	832,030	632,281	316,651

Non-operating items
Interest and other financial income	316,616	227,125	58,042
Interest and other financial expenses	(694,546)	(716,665)	(456,305)

Profit/(loss) before taxation	454,100	142,741	(81,612)

Taxation charge	(26,879)	(33,354)	(40,891)

Net profit/(loss) for the period	427,221	109,387	(122,503)

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Annex 2	Consolidated Balance Sheets - Summary Level from SEC 20-F report (International Accounting Standards - in thousands on PLN)

		As at December 31, 2000	As at December 31, 1999 (restated)
Current assets
Cash and cash equivalents	36,511	29,465	1,095,509
Short-term investments and other financial assets	98,278	191,679	198,468
Debtors and prepayments	543,422	481,666	464,245
Inventory	167,114	209,290	183,980

	845,325	912,100	1,942,202
Long-term assets
Tangible fixed assets, net	3,783,810	3,514,091	2,573,905
Intangible fixed assets, net	2,412,810	2,314,171	1,050,775
Financial assets	105,985	96,880	301,829
Deferred costs	69,523	202,747	248,807

	6,372,128	6,127,889	4,175,316

Total assets	7,217,453	7,039,989	6,117,518

Current liabilities
Accounts payable	290,436	521,983	709,714
Amounts due to State Treasury	46,184	44,732	27,790
Interest-bearing liabilities	82,272	1,335,526	234,746
Accruals	234,763	131,614	152,061
Other liabilities	217,525	148,129	52,349

	871,180	2,181,984	1,176,660
Long-term liabilities
Interest-bearing liabilities	5,083,933	3,986,391	4,578,412
Non-interest-bearing liabilities	193,822	111,251	163,554
Deferred tax liability, net	52,121	60,508	27,322
Provision for liabilities and charges	20,652	12,908	3,764

	5,350,528	4,171,058	4,773,052

Total liabilities	6,221,708	6,353,042	5,949,712

Capital and reserves
Share capital	471,000	471,000	471,000
Additional paid-in capital	409,754	409,754	—
Hedge reserve	(96,955)	—	—
Accumulated profit/(deficit)	211,946	(193,807)	(303,194)

	995,745	686,947	167,806

Total liabilities and Shareholders’ equity	7,217,453	7,039,989	6,117,518

15

Annex 3	Consolidated Statements of Cash Flows - Summary Level from SEC 20-F report (International Accounting Standards - in thousands of PLN)

	Year ended December 31, 2001	Year ended December 31, 2000 (restated)	Year ended December 31, 1999 (restated)

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Net (loss)/profit before taxation	454,100	142,741	(81,612)
Adjustments for:
Depreciation and amortization	850,572	519,705	281,697
Charge to provision and write-offs of doubtful debtors	67,626	146,624	143,890
Charge to provision for inventory	11,151	7,082	4,410
Other provisions long term	7,744	9,144	3,764
Foreign exchange (gains)/losses, net and changes in financial	(91,609)	(92,207)	143,602
instruments fair value
(Gain)/loss on disposal of tangibles and intangibles	(1,582)	8,664	8,146
Interest expense, net	469,539	501,580	247,527

Operating cash flows before working capital changes	1,767,541	1,243,333	751,424

(Increase)/decrease in inventory	31,025	(32,392)	(110,918)
Increase in debtors, prepayments and deferred cost	(129,383)	(104,527)	(342,701)
Increase/(decrease) in trade payables and accruals	(69,851)	(1,869)	173,699

Cash from operations	1,599,332	1,104,545	471,504

Interest paid	(450,820)	(453,183)	(103,220)
Interest received	15,213	38,005	7,277
Income taxes paid	(1,325)	(4,451)	(25,549)

Net cash from operating activities	1,162,400	684,916	350,012

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(1,372,058)	(329,064)	(346,019)
Purchases of tangible fixed assets	(1,128,118)	(1,434,875)	(985,298)
Proceeds from/(purchase of) investments, net	199,699	193,959	(511,603)
Proceeds from sale of equipment and intangibles	25,250	14,905	7,309

Net cash used in investing activities	(2,275,227)	(1,555,075)	(1,835,611)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities	1,288,594	—	—
Proceeds from/(repayment) of Loan Facility	(836,158)	(248,643)	487,972
Proceeds from the Notes issued	704,141	—	1,843,822
Proceeds from shareholder's loan	—	—	296,756
Net change in overdraft facility	(36,342)	36,342	(24,558)
Additional paid-in capital, net	—	16,827	—

Net cash (used in)/ from financing activities	1,120,235	(195,474)	2,603,992

Net (decrease)/increase in cash and cash equivalents	7,408	(1,065,633)	1,118,393

Effect of foreign exchange changes on cash and cash equivalents	(362)	(411)	(28,579)

Cash and cash equivalents at beginning of period	29,465	1,095,509	5,695

Cash and cash equivalents at end of period	36,511	29,465	1,095,509

16

Annex 4	Consolidated Statements of Changes in Equity – Summary Level from SEC 20-F report (International Accounting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated (deficit)/profit		Total

Balance at January 1, 1999	471,000	—	—	(180,691)		290,309
(restated)
Net loss for the period,	—	—	—	(122,503)		(122,503)

Balance at December 31,	471,000	—	—	(303,194)		167,806
1999 (restated)

Balance at January 1, 2000	471,000	—	—	(303,194)		167,806
(restated)

Additional paid-in capital	—	409,754	—	—		409,754

Net profit for the period,	—	—	—	109,387		109,387

Balance at December 31,	471,000	409,754	—	(193,807	)(7)	686,947
2000 (restated)

Balance at January 1, 2001	471,000	409,754	—	(193,807)		686,947

Effect of adopting IAS 39	—	—	—	(21,468)		(21,468)

Adjusted balance at	471,000	409,754	—	(215,275)		665,479
January 1, 2001
Fair value losses on cash	—	—	(96,955)	—		(96,955)
flow hedge, less tax effect

Net profit for the period	—	—	—	427,221		427,221

Balance at December 31, 2001	471,000	409,754	(96,955)	221,946		995,745

(7) The amount of PLN 193,807 representing accumulated deficit as at December 31, 2000 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment. 17

Annex 5	Statistical data

		Three months ended December 31, 2001	Twelve months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2000

Number of subscribers		3,775,652	3,775,652	2,802,980	2,802,980
(at the end of the period)
	Postpaid	2,356,472	2,356,472	2,032,726	2,032,726
	Prepaid	1,419,180	1,419,180	770,254	770,254

Gross adds		467,269	1,671,869	419,642	1,592,159
	Postpaid	215,573	906,311	243,420	1,063,535
	Prepaid	251,696	765,558	176,222	528,624

MOU		154	157	161	159
	Postpaid	201	196	186	180
	Prepaid	70	77	87	92

Outgoing MOU		72	72	72	71
	Postpaid	102	98	90	86
	Prepaid	18	19	22	22

SMSs		16	13	11	8
	Postpaid	17	14	11	8
	Prepaid	14	12	9	7

Churn		1.8%	1.8%	1.7%	2.0%
	Postpaid	2.1%	2.2%	1.9%	2.0%
	Prepaid	1.3%	0.9%	1.1%	2.0%

ARPU		101	104	119	127
	Postpaid	137	136	146	153
	Prepaid	37	38	43	44

Cost of Acquisition		427	523	498	564(8)
	Postpaid	703	821	778	779
	Prepaid	191	171	112	132

(8) Cost of Acquisition is restated due to retrospective introduction of SAB 101in 2001. 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski —————————————— Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann —————————————— Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick —————————————— Jonathan Eastick, Director of Finance

March 22, 2002 19